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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                 Commission File Number 1-1927
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(CHECK ONE)

[  ]  Form 10-K  [  ]  Form 11-K

[  ]  Form 20-F  [x] Form 10-Q  [  ]  Form N-SAR

For period ended   March 31, 2004
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[  ]  Transition Report on Form 10-K

[  ]  Transition Report on Form 20-F

[  ]  Transition Report on Form 11-K

[  ]  Transition Report on Form 10-Q

[  ]  Transition Report on Form N-SAR

For the transition period ended
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Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant The Goodyear Tire & Rubber Company
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Former name if applicable
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Address of principal executive office (Street and number)
                                                        1144 East Market Street
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City, state and zip code   Akron, Ohio 44316-0001
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                                     PART II
                             RULE 12B-25(B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
                  N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject
    [  ]          quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Goodyear Tire & Rubber Company ("Goodyear") has previously filed a Form 12b-25 on March 16, 2004 stating, in part, that it did not expect to be able to file its 2003 Form 10-K by March 30, 2004, the end of the 15 day extension period provided by Rule 12b-25(b)(2)(ii). On April 12, 2004, Goodyear announced that it planned to file its 2003 Form 10-K by mid-May. After Goodyear files its 2003 Form 10-K it will require additional time thereafter to complete the preparation of its Quarterly Report on Form 10-Q for the first quarter of 2004, and as a result, will not be in a position to file this Quarterly Report within the 5 day extension period provided by Rule 12b-25(b)(2)(ii), which ends on May 15, 2004. Goodyear expects to file the Quarterly Report on Form 10-Q for the first quarter of 2004 by mid-June.

         Goodyear's principal credit facilities require Goodyear to file its first quarter Form 10-Q by May 30, 2004. As a result, Goodyear plans to initiate discussions with lenders to extend the deadline for filing. While Goodyear does not expect to need to access the facilities during this period, in the absence of an extension, it would be unable to access them. If no extension is obtained, Goodyear would have until June 30, 2004 to file its Form 10-Q and regain access. If Goodyear does not file its Form 10-Q by June 30, 2004, there could be an event of default under the facilities and thereafter under other debt instruments.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

C. Thomas Harvie                                                (330) 796-2408
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    (Name)                                        (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s)) been filed? If the answer is no, identify report(s).
                                                             [ ] Yes   [x]  No

         As described above, Goodyear has not yet filed its Annual Report on Form 10-K for the year ended December 31, 2003.

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                             [x] Yes   [ ]  No

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         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Although the Company has not yet completed its interim financial statements for the quarter ended March 31, 2004, it currently anticipates an improvement in results of operations from the corresponding period for the last fiscal year as restated. Segment operating income in each of the Company's business segments is expected to improve compared to the first quarter of 2003. However, until the interim financial statements are complete, the results of operations for the first quarter of 2004 cannot be finally determined. As a result, when the financial statements are complete, it is possible that there will not be a significant improvement in results of operations from the corresponding period for the last fiscal year.





                        The Goodyear Tire & Rubber Company
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                   (Name of Registrant as Specified in Charter)

                  Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



         Date: May 11, 2004                    By: /s/  Robert W. Tieken
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                                                   Robert W. Tieken
                                                   Executive Vice President and
                                                   Chief Financial Officer